SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 TIDALWAVE HOLDINGS INC.
                     COMMON STOCK
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                      886352 10 3
                     (CUSIP NUMBER)
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                  1831 N.E. 45th Street
                Ft. Lauderdale, Florida 33428
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                      JULY 24, 1999
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       JAMES BAKER
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 250,000 (such shares were received on
August 25, 2000)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 250,000 (such shares were
received on August 25, 2000)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 250,000 (such shares were received on August
     25, 2000)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         0.50% (as of October 25, 2000)
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Tidalwave Holdings Inc.
Common Stock, $.001 par value.
1831 N.E. 45th Street
Ft. Lauderdale, Florida 33428
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:        James Baker
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(b) Address:      4255 N.W. 56th Drive
                  Coconut Creek, Florida 33073
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(c) Officer of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, James Baker, acquired the shares of
the Issuer on August 25, 2000 as a bonus in exchange for his past services rendered to the issuer.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on his past services rendered as an officer of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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James Baker currently holds 250,000 of the issued and
outstanding common shares of the Issuer, or 0.50% of the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: October 26, 2000    Signature: s/s James Baker
                                    -----------------------
                                         JAMES BAKER
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